October 14, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attention:   James Allegretto

  Robert Babula

Re:	The Western Union Company

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 24, 2014

File No. 001-32903

Gentlemen:

On behalf of The Western Union Company, a Delaware corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated September 29, 2014 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth each comment contained in the Comment Letter along with the response of the Company.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Critical Accounting Policies and Estimates, page 80

Goodwill, page 82

1.	You indicate that your impairment assessment begins with a qualitative assessment as to possible impairment by comparing financial performance with planned results. It also appears that you further “stress test” reporting units fair value based on certain possible events or circumstances. Periodically, you perform a quantitative assessment using estimated discounted cash flows to determine reporting unit fair value. Given the competition in the consumer-to-consumer segment by competing money transfer services such as Moneygram, Paypal and, most recently, Walmart and the resulting downward adjustments made by Western Union in your fee structure, please help us understand how you reflect such changing conditions in your qualitative and quantitative assessments. Please be detailed in your explanation. To the extent a quantitative assessment has been performed in the preceding 12 months, please provide us the summary results of your fair value to carrying value comparison along with all significant assumptions including growth rates, negative or positive. We may have further comment.

RESPONSE:

The Company’s goodwill impairment assessment for the consumer-to-consumer (“C2C”) reporting unit performed during the year ended December 31, 2013 (the “2013 C2C test”) was a quantitative impairment assessment. While the Company generally performs an initial qualitative assessment for potential impairment, as noted in the Company’s Critical Accounting Policies and Estimates disclosures, periodically we perform a quantitative assessment for each of our reporting units, regardless of the results of prior qualitative assessments. Because a quantitative assessment of the C2C reporting unit had not been conducted since 2010, the Company determined it was appropriate to proceed directly to performing the quantitative assessment during 2013 in accordance with Accounting Standards Codification (“ASC”) 350-20-35-3B. We applied an income approach to valuing the reporting unit by performing a discounted cash flow analysis that included a five-year forecast period followed by a terminal value calculation. As disclosed in the Company’s Critical Accounting Policies and Estimates, the 2013 C2C test indicated that the C2C reporting unit’s fair value greatly exceeded its carrying amount (i.e. the fair value was nearly three times the carrying value of the reporting unit).

The Company’s quantitative goodwill impairment assessments incorporate consideration of the expected impact of changing conditions such as increased competition (both existing and emerging), changes in our cost structure, and pricing actions related to our fee structure. The Company has a long history of executing pricing actions, and as a result of such past experience, the impact to transaction volumes and revenues is reasonably estimable and is factored into the Company’s forecasts utilized for the quantitative assessments. As additional background information, the pricing actions executed in the fourth quarter of 2012 and the first half of 2013 were intended to reduce our price premiums in certain corridors. Pricing actions initiated subsequent to the first half of 2013 have been minimal, consistent with our outlook for the foreseeable future as reflected in the assumptions used in the 2013 C2C test.

Additionally, as competitors enter new markets and channels and offer new or differentiated products, pricing, or service delivery, the Company’s forecasts are updated to reflect the estimated impact on transaction volumes, revenues and resultant cash flows. This exercise also factors in the Company’s ability to manage these competitive changes through leveraging our available resources. Such resources include our distribution network with over 500,000 physical agent locations, which we believe represents a competitive advantage in the money transfer industry, especially in developing markets. Such expectations and considerations are included in the forecasts utilized for the quantitative assessments.

Additionally, the Company continues to make investments to address increasingly strict legal and regulatory requirements applicable to money services businesses. In our earnings press release furnished with our Form 8-K filed on October 29, 2013, the Company stated that it expected its compliance-related expenses to increase from approximately 2.5% of revenue in 2013 to a range of approximately 3.5% to 4.5% of revenue in 20141. The C2C reporting unit bears a significant portion of those compliance costs, and as such, growth in compliance-related costs was factored into the projections used in the 2013 C2C test.

In periods when a qualitative assessment is performed for the C2C reporting unit, the analysis includes, but is not limited to, consideration of the events and circumstances outlined in ASC 350-20-35-3C. Accordingly, such assessments incorporate the factors outlined above, as well as other industry and market trends, and macroeconomic indicators such as global remittance flow forecasts, unemployment trends and gross domestic product trends. The Company also considers certain quantitative data to support its qualitative assessments, including comparisons of budgeted to actual operating results and review of long term trends.

The Company believes that the long-term revenue growth forecasts used in the 2013 C2C test are still reasonable in light of external market data such as the World Bank Migration and Development Brief published in October 2014, which indicated that global cross border remittance flows are expected to grow at a rate of approximately 4% - 6% during 2014 through 2017. The Company utilizes such external market data as well as internal measures of actual and anticipated market developments and adjusts its projections accordingly.

Due to the significance of the reporting unit’s fair value in excess of its carrying value and the low level of uncertainty associated with the underlying valuation methods and assumptions based on the reporting unit’s long-term outlook, we believe incremental disclosures are not necessary. If the C2C reporting unit becomes at risk of failing step one of the quantitative assessment in a future period due to a significant reduction in its excess fair value over its carrying value, we will make enhanced disclosures in the Company’s Critical Accounting Policies and Estimates.

[1]	In our earnings press release furnished with our Form 8-K filed on February 11, 2014, we updated our expectation for 2014 to a range of 3.5% to 4.0% of revenue.

2.	We note the fair value of your Business Solutions reporting unit does not substantially exceed its carrying value. You further state that “We believe the primary assumptions impacting our Business Solutions impairment valuation analysis relate to projected revenue and EBITDA margins.” Please explain to us, and expand future discussions, the degree of uncertainty associated with projecting revenue and EBITDA margins. Show us how the projected revenue or EBITDA margins compare to historically observed measures and why the basis for your projection escalation is reasonably obtainable. The discussion regarding uncertainty should provide specificity to the extent practicable and enable the reader to understand the likelihood and magnitude of potential future impairment in the event your projections do not materialize.

RESPONSE:

As of the 2013 goodwill impairment assessment, the fair value of the Business Solutions reporting unit exceeded its carrying value by approximately 15%, with the fair value primarily affected by the expected growth rate of revenue and the EBITDA margins of the business. We propose the following form of disclosure in the Critical Accounting Policies and Estimates section of our 2014 Form 10-K to further expand our discussion regarding the uncertainty associated with those assumptions, and to enable readers to better understand the likelihood and magnitude of potential future impairment in the event projections regarding those key assumptions do not materialize:

“For our Business Solutions reporting unit, which was acquired between 2009 and 2011, a decline in estimated fair value of approximately [•]% could occur before triggering an impairment of goodwill. The fair value calculation for Business Solutions is highly sensitive to changes in projections for revenue growth rates and EBITDA margins. Our current expectation is for Business Solutions to average high single digit annual revenue growth over the 10-year forecast period, with average low double digit rates in the earlier years, driven by continued growth in global trade and increases in market share. EBITDA margins are highly dependent on revenue growth, as over half of the Business Solutions cost base is fixed. Our ability to achieve the projected revenue growth may be affected by, amongst other factors, (a) pricing and product competition from direct competitors, banks and new market entrants, (b) our success and speed to market in developing new products, (c) increased regulatory compliance requirements, (d) our ability to enter relationships with partners that can accelerate our time to market, (e) failure of long-term import growth rates returning to historic levels, (f) our ability to continue to maintain our payment network and bank account infrastructure, and (g) foreign currency volatility.

The Company believes that if Business Solutions is unable to achieve the projected financial performance, either in the near term or long term, impairment is likely to result. Based on assumptions used within the Business Solutions reporting unit valuation, we believe a decrease of [•] basis points in the ten-year compound annual growth rate of revenue (also reflecting the impact such a reduction would have on EBITDA margins) would result in a reduction in the fair value of the Business Solutions reporting unit of approximately $[•]. Such a reduction would result in the fair value approximating the carrying value of the reporting unit.”

We applied an income approach to value the reporting unit by performing a discounted cash flow analysis that included a 10-year forecast period followed by a terminal value calculation. As discussed above, the key assumptions in that valuation are revenue growth and EBITDA margins. Revenue growth was 3% in 2012 and 7% for 2013 (2012 is a pro-forma calculation assuming Travelex Global Business Payments (“TGBP”), which was acquired in November 2011, had been part of Business Solutions for all of 2011). EBITDA margins were 15% for 2012 and 13% for 2013 (both years exclude TGBP integration costs). The historical amounts compare with valuation assumptions that include (a) high single digit average annual revenue growth over the forecast period with average low double digit rates in the earlier years, and (b) EBITDA margins increasing year over year by an average of 200 bps during the forecast period.

The Company believes its forecasted Business Solutions revenue growth rates are achievable due to the combination of expected overall growth in the underlying market and Business Solutions’ relatively low market share (estimated at approximately 2%). The Company believes its EBITDA margin projections are achievable as revenue growth generates leverage on the fixed cost base and as process efficiencies are gained.

Market growth in cross border business payments is primarily driven by global trade, which has been exceeding overall economic growth as businesses continue to look abroad at an increasing rate for suppliers and buyers. Per Oxford Economics data, the average annual growth in imports of goods and services over the past ten years has exceeded 8%. Growth rates during 2012 through 2013 were lower, which impacted the Business Solutions results, but are projected to return to historical levels of growth in the range of 8-9% over the next three years.

The Company believes Business Solutions can consistently gain market share over the next several years based on its focused strategies to deliver differentiated service offerings to customers, which the Company believes will translate into increased revenues. These strategies include increasing the products and services that are integrated with partners and customers, such as payroll solutions for corporations and white label services for financial institutions. These types of services have demonstrated an ability to sustain a higher and more predictable level of growth, with strong profitability. In addition, Business Solutions is focused on providing foreign currency services that solve customer needs related to areas such as cash management and advanced treasury, again providing further differentiation from competitors.

Growth is also expected to benefit from improved customer acquisition and retention through sales and marketing automation, as well as leveraging our recent country expansion. At the close of the TGBP acquisition, Business Solutions operated in 16 countries. This total has been expanded to 32 countries, which provides the opportunities to drive additional growth as the business develops and customers are acquired in these new markets. Further, Business Solutions has focused on expanding existing services, such as foreign currency hedging products, which had previously only been offered in select markets, into additional countries.

The Company acknowledges that Business Solutions operates in a competitive environment, with niche and technology players entering the space, as well as in a rapidly evolving regulatory environment. In addition, a critical part of achieving the strategic plan is to improve and align the technology assets and other key enablers of the reporting unit. However, for the reasons stated above, the Company reasonably expects its growth rate in revenues to exceed overall market growth over the next several years. The EBITDA margins are expected to improve as revenue growth generates leverage on the fixed cost base, both within Business Solutions and Western Union overall, and as additional process efficiencies are gained, including from system consolidation and enhancements.

The Company will continue to monitor the performance of Business Solutions closely, including during the remainder of 2014, and will continue to evaluate the reporting unit for impairment and adjust disclosures in the Company’s Critical Accounting Policies and Estimates, as needed.

Item 8. Financial Statements and Supplementary Date, page 87

Consolidated Statements of Income, page 91

3.	Please tell us how your presentation of dividends declared per common share complies with paragraph 5 of ASC 260-10-45.

RESPONSE:

The Company currently discloses dividends declared per common share on the face of the Consolidated Statements of Income in our Form 10-Q to comply with the interim requirements set forth in Item 10-01(b)(2) of Regulation S-X which states, “If appropriate, the income statement shall show earnings per share and dividends declared per share applicable to common stock.” To remain consistent with the interim filings and provide pertinent information regarding per share earnings and dividends, the Company has presented dividends declared per common share on the face of the Consolidated Statements of Income and in the notes to the Company’s Consolidated Financial Statements in the Annual Report on Form 10-K.

The Company notes there is disparity in practice in annual filings and our preference is to maintain the disclosure of dividends on the face of the Consolidated Statements of Income and in the notes to the Company’s Consolidated Financial Statements in the Annual Report on Form 10-K. We believe this position is consistent with the SEC Staff’s views as derived from the minutes of the March 21, 2014 meeting with the SEC Regulations Committee of the Center for Audit Quality wherein the SEC staff indicated “that it will not object to registrants presenting dividends per share on the face of the annual income statement.”

Consolidated Balance Sheets, page 93

4.	Please explain how presentation of an unclassified balance sheet complies with Article 5 of Regulation S-X and ASC 210-10-05-4. In this regard, we note that your balance sheet is not classified in a manner that separates assets and liabilities between current and non-current.

RESPONSE:

Our practice is consistent with the money transfer industry and other similar industries, such as financial institutions and broker dealers, and therefore, we do not believe providing a classified balance sheet would be appropriate or provide additional meaningful disclosure. In this regard, ASC 210-10 and Article 5 of Regulation S-X both contemplate situations and industries in which balance sheet classification is not required or appropriate. Specific to the Company, a significant portion of our liabilities relate to settlement obligations to make payment available to recipients of customer transactions within a matter of minutes for certain transactions, and in any event within a matter of a few days. Our business is subject to financial institution licensure requirements in various U.S. domestic and international jurisdictions. Accordingly, the Company segregates assets necessary to satisfy these obligations consistent with regulatory requirements. Such settlement assets may be in the form of cash and cash equivalents, receivables from agents or customers (which are typically converted to settlement cash in less than one week), or longer-term investment securities. This presentation reinforces linkage between these settlement obligations and settlement assets (and separation from operating liabilities and assets), and we believe renders a classified balance sheet not meaningful. Please see our response to Comment #5 for additional discussion regarding settlement assets and obligations.

Consolidated Statements of Cash Flows, page 94

5.	Please revise your consolidated statement of cash flows to provide separate disclosure of sales and maturities of marketable securities available for sale for each period presented. Refer to the guidance outlined in ASC 320-10-45-11.

RESPONSE:

The Company includes purchases, sales and maturities of securities held for general corporate purposes, when applicable, within Cash flows from investing activities within its Consolidated Statements of Cash Flows on a gross basis. However, as described in the Company’s June 9, 2011 response to a related comment from the Staff, included below, the Company confirms the nature of its operations and industry are consistent with the basis for the earlier discussion, and therefore believes its current practice of netting changes in settlement assets and settlement obligations in the Consolidated Statements of Cash Flows continues to be appropriate.

Full text of previous response:

Settlement assets represent funds received or to be received from agents for unsettled money transfers, money orders and customer payments, the receipt of which creates an equal and offsetting settlement obligation for subsequent payment to the intended recipient. The settlement assets may be in the form of cash and cash equivalents, receivables from agents or customers (which are typically converted to settlement cash in less than one week), or investment securities. Settlement assets are segregated due to their fiduciary nature, as they are held for payout to customers and subject to restrictions in certain U.S. states and foreign jurisdictions pursuant to licensing requirements, and are reported as such in our required regulatory filings. In addition, the Company has elected a similar designation in other jurisdictions. The aforementioned licensing requirements permit us to hold and manage a combination of cash and cash equivalents, receivables, and high quality, investment grade securities to satisfy settlement obligations. Since settlement assets and the related settlement obligations always fluctuate in equal amounts with one another, they do not have a net impact on the Company’s cash flows.

The guidance regarding the presentation of restricted cash flows, especially guidance related to fiduciary funds, is limited. However, we believe the Company’s practices are supported by Accounting Standards Codification (“ASC”) 230-10-45-22, which provides that “Certain cash receipts and payments have aspects of more than one class of cash flows…. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” Also, at the 2006 AICPA Conference on Current SEC and PCAOB Developments, the SEC staff discussed changes in restricted cash (similar to our fiduciary settlement assets) and noted that when cash flow classification is unclear, registrants must use judgment and analysis that considers the nature of the activity and the predominant source of cash flow for these items. Further, in the basis for conclusions of FAS 95, paragraph 84, the Financial Accounting Standards Board acknowledges the importance of similar categorization for linked items by stating that “…grouping cash flows provided by or used in operating, investing, and financing activities enables significant relationships within and among the three kinds of activities to be evaluated” and “links cash flows that are often perceived to be related….” Given the fiduciary nature of settlement assets and the related settlement obligations and the aforementioned authoritative guidance, we believe segregating settlement assets from the related settlement obligations in different sections of the cash flow statement would ignore the fiduciary and regulatory link between such settlement assets and obligations, and the presentation of fluctuations in individual settlement assets and obligations would not help the reader assess the Company’s ability to generate positive future net cash flows, meet its obligations, pay dividends, or assess its need for external financing (ASC 230-10-10-2).

The Company’s policy is further supported by ASC 230-10-45-8, which states:

For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items…the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing and financing activities.

In this regard, our businesses transferred nearly $200 billion in principal and conducted over 800 million transactions on behalf of customers and businesses during 2010, which, on average, were completed within one week. Our net presentation is consistent with the above guidance because it reflects the nature of our business of collecting and remitting large amounts of principal on behalf of customers in short periods of time.

Despite the Company’s net presentation of settlement activity, the Company does disclose the $14.7 billion in proceeds from the sale and maturity of investment securities for the year ended December 31, 2010, as well as other required investment securities disclosures, in Footnote 7 “Investment Securities.” These proceeds were offset by purchases of investment securities of $14.9 billion for the year ended December 31, 2010 with the remaining principal flows resulting in a net increase in net settlement cash, receivables and obligations of $0.2 billion. Further information on the nature and composition of our settlement assets and obligations is included in Footnote 2 “Summary of Significant Accounting Policies – Settlement Assets and Obligations.”

Operating cash flow includes the Company’s revenue generating and operating expense activities. However, as settlement assets and settlement obligations themselves represent fiduciary principal and by nature do not “enter into the determination of net income,” a characteristic identified in ASC 230-10-20 that is generally expected of operating activities, we do not believe the cash flows contributing to the changes in these assets and liabilities associated with customer principal should impact operating activities. We believe impacting operating activities would confuse and/or mislead readers of our financial statements by inappropriately reflecting increases or decreases in operating cash flows simply as a result of changes in the composition of fiduciary funds held for settlement.

In summary, given the information above, the judgment necessary in this area, and the need to ensure financial statement readers can appropriately segregate between fiduciary and non-fiduciary cash flows in order to accurately assess the core operating, investing and financing activities of the Company, we believe the Company’s longstanding practice of netting changes in settlement assets and settlement obligations in the statement of cash flows is appropriate.

Notes to Consolidated Financial Statements, page 96

10. Income Taxes, page 117

6.	Please confirm, if true, that you have not offset deferred tax assets and deferred tax liabilities attributable to different tax-paying components or different tax jurisdictions, or revise your balance sheet presentation as necessary. Refer to ASC 740-10-45-6.

RESPONSE:

The Company presents a net deferred tax liability within our Consolidated Balance Sheets since the majority of the deferred tax items pertain to the United States. However, approximately $35 million of net deferred tax assets pertaining to various foreign tax jurisdictions are included in the net amount presented. As this represents less than 0.5% of the Company’s total assets, we believe the amount is not material for separate presentation on the balance sheet. We monitor the positions and will revise our presentation if the amount of net deferred tax assets pertaining to foreign jurisdictions becomes material.

* * * * *

In addition, the Company acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing or the Company’s filings, please contact the undersigned at (720) 332-8680.

Very truly yours,

/s/ John R. Dye
John R. Dye
General Counsel
The Western Union Company

cc:	Hikmet Ersek
Raj Agrawal
Amintore Schenkel
Darren Dragovich
Chris Gaskill
Sidley Austin LLP
Ernst & Young LLP